                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO/A

                                 (AMENDMENT NO. 8)

  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                         National Property Investors III
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                       (Name of Subject Company (Issuer))

                             AIMCO Properties, L.P.
                   Apartment Investment and Management Company
                                 AIMCO-GP, Inc.
                          NPI Equity Investments, Inc.
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                      (Names of Filing Persons (Offerors))

                            Limited Partnership Units
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                                 Martha L. Long
                   Apartment Investment and Management Company
                                55 Beattie Place
                                   PO Box 1089
                        Greenville, South Carolina 29602
                                 (864) 239-1000
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                      (Name, address, and telephone numbers
                   of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                   Four Times Square New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

                TRANSACTION VALUATION*          AMOUNT OF FILING FEE
                ----------------------          --------------------
                    $ 2,092,580.55                    $246.30

* For purposes of calculating the fee only. This amount assumes the purchase of 11,733 units of limited partnership interest of the subject partnership for $178.35 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the aggregate amount of cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $246.30             Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO/13E-3 Date Filed: February 16, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1

[ ]  issuer tender offer subject to Rule 13e-4

[X]  going-private transaction subject to Rule 13e-3

[ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         AMENDMENT NO. 8 TO SCHEDULE TO

      This Amendment No. 8 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO initially filed on February 16, 2005, as amended by Amendment No. 1 thereto filed on March 15, 2005, Amendment No. 2 filed on March 28, 2005, Amendment No. 3 filed on April 27, 2005, Amendment No. 4 filed on May 31, 2005, Amendment No. 5 filed on June 7, 2005, Amendment No. 6 filed on June 28, 2005, and Amendment No. 7 filed on July 8, 2005 (as amended, the "Schedule TO"). This Amendment No. 8 relates to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest ("Units") of National Property Investors III, a California limited partnership (the "Partnership"), at a price of $178.35 per unit in cash, subject to the conditions set forth in the Amended and Restated Offer to Purchase dated June 6, 2005 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Amended and Restated Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Offer to Purchase.

         On July 15, 2005, AIMCO Properties, L.P. issued a press release announcing the extension of the expiration date of the Offer from midnight, New York City time, on July 15, 2005, to midnight, New York City time, on July 20, 2005. A copy of the press release is filed as Exhibit (a)(23) to this Amendment No. 8.

ITEM 12. EXHIBITS.

         Item 12 of the Schedule TO is amended and supplemented as follows:

         (a)(23)  Press Release, dated July 15, 2005.

                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2005

                                             AIMCO PROPERTIES, L.P.

                                             By: AIMCO-GP, INC.
                                                 Its General Partner

                                             By: /s/ Martha L. Long
                                                 ------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                             APARTMENT INVESTMENT AND
                                             MANAGEMENT COMPANY

                                             By: /s/ Martha L. Long
                                                 ------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                             AIMCO-GP, INC.

                                             By: /s/ Martha L. Long
                                                 ------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                             NPI EQUITY INVESTMENTS, INC.

                                             By: /s/ Martha L. Long
                                                 ------------------------------
                                                 Martha L. Long
                                                 Senior Vice President

                                  EXHIBIT INDEX

      EXHIBIT NO.       DESCRIPTION
      -----------       -----------
      (a)(23)           Press Release, dated July 15, 2005.